Exhibit 99.1

Sapiens Partners with VPay to Extend Digital Payment to Workers’ Compensation Insurers

Partnership will help workers’ compensation insurers achieve economies of scale, offer competitive edge in insurance landscape reshaped by digital technology

February 17, 2021 — Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and VPay, an insurance industry leader in fast and secure e-payments, announced today a partnership that will extend VPay’s digital payment services to workers’ compensation insurers.

Insurers will also have access to Sapiens GO for Workers’ Compensation, a comprehensive suite for administering workers’ compensation policies and claims. The joint offering will provide insurers a complete digital payment platform that will streamline operational costs, improve customer interactions, and meet the demand for fast, safe and reliable B2B and B2C claims payment processing.

“Streamlining claim processes is central to achieving economies of scale across the workers’ compensation insurance sector, and digital payment is an important component of this strategy,” said Jeff Brown, President of VPay. “We are pleased to partner with a forward-looking company like Sapiens and extend greater value to their clients through VPay’s total payment solution.”

To date, VPay’s solution has enabled workers’ compensation insurers to digitize 40-55% of all service provider payments, yielding up to $1 million in savings on print, mail and treasury fees. Among insurers using VPay to make payments to injured workers, 60-75% of those payments have gone electronic.

The partnership comes amid a paradigm shift in the insurance industry, with the rise of insurtechs and advances in artificial intelligence and Big Data making digital transformation a competitive imperative for insurers. As payers vie to meet customer expectations for claims payments at the “speed of light,” integrating digital payments has helped insurers meet the need for speed, which has only intensified amid the COVID-19 pandemic.

A recent Lightico-Sapiens survey of workers’ compensation professionals found that the pandemic has led to a rise in digital customer interactions, including the digitization of paperwork, forms and signatures – further cementing customer expectations for seamless, efficient and secure digital experiences in insurance.

“With insurers facing a new competitive landscape, digital innovation is more important than ever,” said Michael Desrochers, VP Product Strategy and Alliances at Sapiens. “In joining forces, VPay and Sapiens have forged a synergistic partnership that will equip insurers with the next-generation solutions they need to flourish.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 550 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com